S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

December 11, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on December 11, 2007 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  The accompanying news release includes brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Item 5:

Full Description of Material Change

The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters. Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  The attached news release includes brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 11th day of December, 2007.

“Larry D. McLean”

Director